July 1, 2024

Mohsin Meghji
Chief Executive Officer
M3-Brigade Acquisition V Corp.
1700 Broadway     19th Floor
New York, NY 10019

       Re: M3-Brigade Acquisition V Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 21, 2024
           File No. 333-279951
Dear Mohsin Meghji:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. Please identify the sponsor M3-Brigade Sponsor V LLC on the cover page. Summary, page 1

2. We note your revised disclosure that the non-managing sponsor investors have expressed to you an interest in purchasing up to an aggregate of approximately $285,750,000 of the units in this offering at the offering price. Please revise your disclosure to address any risks that such investment may have on your ability to list your securities on the Nasdaq Global Market, including your ability to meet the 400 public holder requirement, or advise. Also, please clarify the number of non-managing sponsor investors who have expressed an interest in purchasing securities, and to the extent material identify such investors.
 July 1, 2024
Page 2

       Please contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Ruairi Regan at 202-551-3269 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Raphael M. Russo, Esq.